                                                                    Exhibit 12.1
                                                                    ------------

                           EG&G, INC. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                                                  Fiscal Years Ended
                                                   ---------------------------------------------------------------------------
                                                   Jan. 1            Dec. 31           Dec. 29           Dec. 28        Jan. 3
                                                    1995              1995               1996             1997           1999*
                                                   ------            -------           -------           -------        ------
Earnings:
   Income (loss) from continuing
     operations before income
     taxes................................       $(17,123)         $  86,059          $ 80,354          $ 54,026        $
   Add (subtract) adjustments for
     investments accounted for
     under the equity method..............           (248)              (518)             (970)              (46)
   Add fixed charges:
     Interest on indebtedness.............          5,419              8,514            13,427            12,482
     Portion of rents representative
       of the interest factor.............          6,433              6,233             5,733             5,200
                                                 --------          ---------          --------          --------          ----
Income (loss) as adjusted.................       $ (5,519)         $ 100,288          $ 98,544          $ 71,662         $
                                                 ========          =========          ========          ========          ====

Fixed Charges:
     Interest on indebtedness............        $  5,419          $   8,514          $ 13,427          $ 12,482         $
     Portion of rents representative
       of the interest factor............           6,433              6,233             5,733             5,200
                                                 --------          ---------          --------          --------          ----
Total fixed charges......................        $ 11,852          $  14,747          $ 19,160          $ 17,682          $
                                                 ========          =========          ========          ========          ====

Ratio of earnings to fixed charges.......            --(1)             6.80x             5.14x          4.05x(2)
                                                 =========         =========          ========          ========          ====

(1) Earnings in the fiscal year ended January 1, 1995 were inadequate to cover fixed charges by $17.4 million. Income (loss) from continuing operations before income taxes for this fiscal year includes a goodwill write-down of $40.3 million and restructuring charges of $30.4 million. Without this write-down and these charges, the ratio of earnings to fixed charges would have been 5.50x.

(2) Income (loss) from continuing operations before income taxes for fiscal 1997 includes an asset impairment charge of $28.2 million. Without this charge, the ratio of earnings to fixed charges would have been 5.65x.

*    Numbers to be filed by amendment.